NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749


06015929

August 1, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 1, 2006

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

DARLENE MACAULAY for BARBARA O'NEILL


SEC MAIL
RECEIVED
PROCESSING
AUG 09 2006
WASH. D.C.
190
SECTION

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

AUGUST 1, 2006

News Release: **06-06**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted

Northern Abitibi Mining Corp. has granted stock options under its 2005 Stock Option Plan to four directors, two officers and one employee to purchase up to 625,000 common shares for a period of five years commencing on August 1, 2006 and at an exercise price of $0.10 per share.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.


SEC MAIL
RECEIVED
PROCESSING
AUG 0 9 2006
WASH, D.C.
190
SECTION

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

AUGUST 1, 2006

News Release: **06-06**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted

Northern Abitibi Mining Corp. has granted stock options under its 2005 Stock Option Plan to four directors, two officers and one employee to purchase up to 625,000 common shares for a period of five years commencing on August 1, 2006 and at an exercise price of $0.10 per share.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 1, 2006**

News Release: **06-06** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted

Northern Abitibi Mining Corp. has granted stock options under its 2005 Stock Option Plan to four directors, two officers and one employee to purchase up to 625,000 common shares for a period of five years commencing on August 1, 2006 and at an exercise price of $0.10 per share.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


SEC MAIL
RECEIVED
PROCESSING
AUG 0 9 2006
WASH, D.C.
190
SECTION